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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Name of Issuer:  Texas Biotechnology Corporation

Title of Class of Securities:  Common Stock, $0.005 par value

CUSIP Number:  88221T104

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Norman S. Schleifer
                    c/o Oracle Partners, L.P.
                  712 Fifth Avenue, 45th Floor
                    New York, New York  10019
                         (212) 373-9200

     (Date of Event which Requires Filing of this Statement)

                       September 29, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.:  88221T104

1.   Name of reporting persons
     I.R.S. Identification Nos. of above persons (entities only)

          Larry N. Feinberg

2.   Check the appropriate box if a member of a group
     (see instructions)

          a.
          b.

3.   SEC use only

4.   Source of funds (see instructions)

          WC

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

6.   Citizenship or place of organization

          United States

Number of shares beneficially owned by each reporting person with:

7.   Sole voting power

          1,478,124

8.   Shared voting power

          1,998,000

9.   Sole dispositive power

          1,478,124

10.  Shared dispositive power

          1,998,000

11. Aggregate amount beneficially owned by each reporting person.

          3,476,124




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12.  Check if the aggregate amount in Row (11) excludes certain shares (see instructions).


13.  Percent of class represented by amount in Row (11)

          10.15%

14.  Type of reporting person (see instructions)

          IN










































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CUSIP No.: 88221T104

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Oracle Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.   SEC Use Only


4.   Source of Funds

          WC

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)


6.   Citizenship or Place of Organization

          Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.   Sole Voting Power:


8.   Shared Voting Power:

          1,998,000

9.   Sole Dispositive Power:


10.  Shared Dispositive Power:

          1,998,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,998,000


12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares


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13.  Percent of Class Represented by Amount in Row (11)

          5.8%

14.  Type of Reporting Person

          PN














































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that Oracle Partners, L.P. ("Oracle Partners") is now a more than five percent owner and that the beneficial ownership of Larry N. Feinberg (together with Oracle Partners, the "Reporting Persons") in the Common Stock, $0.005 par value (the "Common Stock"), of Texas Biotechnology Corporation (the "Texas Bio") has increased.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Feinberg is deemed to beneficially own 3,476,124 shares of Texas Bio's Common Stock, of which Oracle Partners is deemed to beneficially own 1,998,000 shares. The shares deemed to be beneficially owned by Mr. Feinberg are held by: (i) the Partnerships; (ii) managed accounts over which Mr. Feinberg has investment discretion; (iii) Mr. Feinberg and other investment professionals of Oracle Investment Management directly; and (iv) the retirement plan of Oracle Investment Management. The shares deemed to be owned by Oracle Partners are held for the benefit of its general and limited partners.

         The funds for the purchase of the shares of Common Stock held in the Partnerships came from capital contributions to the Partnerships by their general and limited partners. The funds for the purchase of the shares of Common Stock held in the managed accounts came from each managed account's own funds. The funds for the purchase of the shares of Common Stock held by Mr. Feinberg, other investment professionals and the retirement plan came from direct contributions by such persons. No leverage was used to purchase the shares of Common Stock.

Item 4.  Purpose of Transaction

         On September 8, 1999, Mr. Feinberg met with the Board of
Directors of Texas Bio to discuss the strategic value of Texas
Bio and the opportunities to maximize shareholder value.






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Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Feinberg is deemed to be the beneficial owner of 3,476,124 shares of Texas Bio's Common Stock, of which Oracle Partners is deemed to be the beneficial owner of 1,998,000 shares. Based on Texas Bio's most recent Form 10Q filed on August 16, 1999, as of July 31, 1999 there were 34,237,986 shares of Texas Bio's Common Stock outstanding. Therefore, Mr. Feinberg is deemed to beneficially own 10.15% and Oracle Partners is deemed to beneficially own 5.8% of Texas Bio's outstanding shares of Common Stock.

         Mr. Feinberg has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Texas Bio's Common Stock he is currently deemed to beneficially own. Oracle Partners has the shared power to vote, direct the vote dispose of or direct the disposition of all the shares of Texas Bio's Common Stock it is currenly deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
              Relationships With Respect to Securities of the Issuer

              No change.

Item 7.  Material to be Filed as Exhibits

              Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Common Stock that were effected by the Reporting Persons since the previous sixty days through the date of this filing is filed herewith as Exhibit B.














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              Signature

              The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete and correct.



October 7, 1999


                             ORACLE PARTNERS, L.P.

                               By:  /s/ Larry N. Feinberg
                               __________________________________
                               Larry N. Feinberg, General Partner


                               /s/ Larry N. Feinberg
                               ________________________________
                               Larry N. Feinberg



























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                                                        Exhibit A

                            AGREEMENT

         The undersigned agree that this Schedule 13D dated

October 7, 1999 relating to the Common Stock of Texas

Biotechnology Corporation shall be filed on behalf of the

undersigned.



                                 ORACLE PARTNERS, L.P.

                                 By: /s/ Larry N. Feinberg
                                 ____________________________
                                   Larry N. Feinberg,
                                    General Partner


                                 By: /s/ Larry N. Feinberg
                                   ____________________________
                                   Larry N. Feinberg




























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                                                        Exhibit B


           SCHEDULE OF TRANSACTION - Larry N. Feinberg

                                              Price Per Share
Date     Shares Purchased or (Sold)        (excluding commission)
____     __________________________        _____________________

9/29/99          25,000                            $4.00

9/30/99          25,000                             4.11

10/4/99          14,600                             3.9375

10/5/99           1,000                             3.75





































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                                                        Exhibit B





         SCHEDULE OF TRANSACTION - Oracle Partners, L.P.


                                           Price Per Share
Date     Shares Purchased or (Sold)        (excluding commission)
____     __________________________        ______________________

9/30/99           14,500                           $4.11

10/4/99           10,000                            3.9375





































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